1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

February 10, 2015

Asen Parachkevov

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Dear Mr. Parachkevov:

We are writing in response to comments provided electronically on January 9, 2015 with respect to a registration statement (the “Registration Statement”) filed on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on December 12, 2014 on behalf of Goldman Sachs ActiveBeta® International Equity ETF, Goldman Sachs ActiveBeta® Emerging Markets Equity ETF, Goldman Sachs ActiveBeta® Europe Equity ETF, Goldman Sachs ActiveBeta® Japan Equity ETF, Goldman Sachs ActiveBeta® U.S. Large Cap Equity ETF, Goldman Sachs ActiveBeta® U.S. Small Cap Equity ETF (the “ActiveBeta® Funds”), and Goldman Sachs Equity Long Short Hedge Fund Tracker ETF, Goldman Sachs Event Driven Hedge Fund Tracker ETF, Goldman Sachs Macro Hedge Fund Tracker ETF, Goldman Sachs Multi-Strategy Hedge Fund Tracker ETF, and Goldman Sachs Relative Value Hedge Fund Tracker ETF (the “Hedge Fund Tracker Funds”, and collectively with the ActiveBeta® Funds, the “Funds”). The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. With respect to the additional comments addressed in the January 9, 2015 correspondence, we will file supplemental responses at a later date.

Investment Objectives and Fund Names

Comment 4. Please explain to the Staff why including term “Active” in the names of the ActiveBeta® Funds is appropriate in light of the fact that the Funds are passively managed. We may have additional comments.

Response 4.

We believe ActiveBeta®, which is a registered trademark, is an appropriate name for the index-based ETFs because the Funds’ names track the names of the underlying indices that they are seeking to replicate. The underlying indices include the ActiveBeta® name because of the process that is employed through the index methodology. The term “Active” in the Funds’ names is not a reference to active management. Rather, active refers to sources of return besides mere exposure to the performance of the overall stock market or traditional market capitalization weighted indices. Specifically, the ActiveBeta® indices seek to capture systematic, or common, sources of active equity returns. By focusing on four factors, which include value (i.e., the Investment Adviser’s assessment of how attractively the stock is priced relative to its “fundamentals,” such as book value and free cash flow), momentum (i.e., whether the Investment Adviser believes a company’s share price is trending up or down), quality (i.e., whether the Investment Adviser believes the business is profitable ) and volatility (i.e., the degree of variability of a company’s share price over time), the ActiveBeta® indices are designed to capture the attributes which the Investment Adviser believes drive equity returns. Traditional market capitalization weighted indices do not provide as much exposure to these factors. The term “Beta” in the Funds’ names refers to the systematic nature of these active sources of return and a transparent, rules-based methodology employed to capture them.

The disclosure in the registration statement makes clear that the strategies of the ActiveBeta® Funds are to track the Funds’ respective indices. In addition, the disclosure describes each ActiveBeta® Fund index in detail. If required to change the name of the ActiveBeta® Funds, the Funds’ names would not track their respective index name, and we believe that this would be confusing to investors. Accordingly, the Funds respectfully submit that the ActiveBeta® Funds’ names are appropriate notwithstanding the fact that they are passively managed.

Comment 7. With respect to the Hedge Fund Tracker Funds, the Staff notes that the underlying Indices that the Hedge Fund Tracker Funds seek to track do not include investments in hedge funds and the Prospectuses for these Funds state that the Funds may not replicate hedge funds. While the Hedge Fund Tracker Funds may seek to implement certain strategies employed by hedge funds, the Hedge Fund Tracker Funds are not designed to track the performance of indices that replicate the returns of hedge fund vehicles. Therefore, please change the Funds’ names to eliminate the suggestion that the Funds track hedge funds.

Response 7. In light of this comment, we would propose to remove the word “Fund” from each Fund’s name. We would like to note, however, that we do not believe that each Fund’s name requires the Fund to comply with the requirements of Rule 35d-1 under the 1940 Act, as the name “Hedge Fund Tracker” is intended to suggest the investment strategy the Fund will pursue, rather than a particular type of investment. As disclosed in the “Principal Investment Strategies” section of each Fund’s Prospectus, the Index “seeks to replicate the returns of hedge funds that employ” certain specified strategies or investment styles. The adopting release for Rule 35d-1 provides that “the Rule does not apply to fund names that…connote types of investment strategies as opposed to types of investments.” See Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2011). The Funds submit that their names clearly convey that each Fund is pursuing an investment strategy that seeks to track the returns of hedge funds (which can comprise multiple types of investment assets – e.g., stocks, bonds, currencies) rather than investing solely in hedge funds.

Goldman Sachs ActiveBeta® International Equity ETF

Comment 8. Please explain to the Staff why the use of the term “international” in the Fund’s name is appropriate given the intended focus of the Fund’s underlying Index, which is to “deliver exposure to equity securities of developed market issuers outside the United States and Canada, specifically in Europe, Australasia and the Far East.” Please include additional discussion as to what countries constitute “Australasia” and the “Far East.”

Response 8. The Fund respectfully submits that the Fund’s investment strategy is consistent with the guidance provided in the adopting release for Rule 35d-1 under the 1940 Act, which states that investment companies using the term “international” in their names would be expected to invest their assets in investments that are tied economically to a number of countries throughout the world. The Fund supplementally confirms that, under normal circumstances, at least 40% of the Fund’s equity portfolio will be invested in the securities of non-U.S. issuers.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai

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